As filed with the Securities and Exchange Commission on February 8, 2013

Securities Act File No. 2-14660

Investment Company Act No. 811-852

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 74 ☒

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 39 ☒

FPA PARAMOUNT FUND, INC.

(Exact Name of Registrant as Specified in Charter)

11400 West Olympic Boulevard, Suite 1200

Los Angeles, California 90064

(Address of Principal Executive Offices)

(310)473-0225

(Registrant’s Telephone Number, including Area Code)

J. RICHARD ATWOOD, Treasurer	Copy to:
FPA PARAMOUNT FUND, INC.	MARK D. PERLOW, ESQ
11400 West Olympic Boulevard, Suite 1200	K&L Gates LLP
Los Angeles, California 90064	Four Embarcadero Center, Suite 1200
(Name and Address of Agent for Service)	San Francisco, California 94111

Approximate Date of Proposed Public Offering:

As soon as practicable after Registration Statement becomes effective.

It is proposed that this filing will become effective (check appropriate box)

☒  immediately upon filing pursuant to paragraph (b)

☐  on (date) pursuant to paragraph (b)

☐  60 days after filing pursuant to paragraph (a)(1)

☐  on (date) pursuant to paragraph (a)(1)

☐  75 days after filing pursuant to paragraph (a)(2)

☐  on (date) pursuant to paragraph (a)(2) of rule 485

If appropriate, check the following box:

☐  this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Common Stock, $0.25 par value

PART C. OTHER INFORMATION

ITEM 27.  FINANCIAL STATEMENTS Financial Statements for the year ended September 30, 2012 are incorporated herein by reference.

ITEM 28.  EXHIBITS (1933 Act File No. 2-14660; 1940 Act File No. 811-852)

(a)(1)

Articles of Incorporation were filed as Exhibit (a)(1) to Post-Effective Amendment No. 58 of Registrant’s Registration Statement on Form N-1A filed on December 3, 1999 and is incorporated herein by reference.

(a)(2)

Articles Supplementary, dated February 1, 1993 were filed as Exhibit (a)(2) to Post-Effective Amendment No. 58 of Registrant’s Registration Statement on Form N-1A filed on December 3, 1999 and is incorporated herein by reference.

(a)(3)

Articles Supplementary, dated August 13, 1996 were filed as Exhibit 1.2 to Post-Effective Amendment No. 55 of Registrant’s Registration Statement on Form N-1A filed on January 31, 1997 and is incorporated herein by reference.

(b)	By-Laws were filed as Exhibit (b) to Post-Effective Amendment No. 58 of Registrant’s Registration Statement on Form N-1A filed on December 3, 1999 and is incorporated herein by reference.

(b)(1)

Amendment to Article II, Section 7, of the By-Laws, effective November 15, 2005 was filed as Exhibit (b)(1) to Post-Effective Amendment No. 65 of Registrant’s Registration Statement on Form N-1A filed on February 1, 2006 and is incorporated herein by reference.

(b)(2)

Amendment to Article II, Section 7, of the By-Laws, effective August 8, 2006 was filed as Exhibit (b)(2) to Post-Effective Amendment No. 66 of Registrant’s Registration Statement on Form N-1A filed on February 1, 2007 and is incorporated herein by reference.

(c)

Specimen common stock certificate was filed as Exhibit 4 to Post-Effective Amendment No. 56 of Registrant’s Registration Statement on Form N-1A filed on January 30, 1998 and is incorporated herein by reference.

(d)

Investment Advisory Agreement between Registrant and First Pacific Advisors, LLC was filed as Exhibit (d) to Post-Effective Amendment No. 66 of Registrant’s Registration Statement on Form N-1A filed on February 1, 2007 and is incorporated herein by reference.

(e)(1)	Distribution Agreement between Registrant and UMB Distribution Services, LLC provided herewith.

(e)(2)

Specimen Selling Group Agreement was filed as Exhibit (e)(2) to Post-Effective Amendment No. 58 of Registrant’s Registration Statement on Form N-1A filed on December 3, 1999 and is incorporated herein by reference.

(e)(3)

Smith Barney Inc. Mutual Fund Dealer Agreement was filed as Exhibit 6.2 to Post-Effective Amendment No. 56 of Registrant’s Registration Statement on Form N-1A filed on January 30, 1998 and is incorporated herein by reference.

(g)(1)

Custodian Contract between Registrant and State Street Bank and Trust Company was filed as Exhibit (g)(1) to Post-Effective Amendment No. 58 of Registrant’s Registration Statement on Form N-1A filed on December 3, 1999 and is incorporated herein by reference.

(g)(2)

Custodian Fee Schedule Addendum for GNMA Securities Traded through Participants Trust Company was filed as Exhibit (g)(2) to Post-Effective Amendment No. 58 of Registrant’s Registration Statement on Form N-1A filed on December 3, 1999 and is incorporated herein by reference.

(g)(3)

Amendment to the Custodian Contract was filed as Exhibit 8.2 to Post-Effective Amendment No. 55 of Registrant’s Registration Statement on Form N-1A filed on January 31, 1997 and is incorporated herein by reference.

(g)(4)

Amendment to Custodian Contract was filed as Exhibit 8.3 to Post-Effective Amendment No. 57 of Registrant’s Registration Statement on Form N-1A filed on November 30, 1998 and is incorporated herein by reference.

(g)(5)

Amendment to Custodian Contract was filed as Exhibit (g)(5) to Post-Effective Amendment No. 61 of Registrant’s Registration Statement on Form N-1A filed on February 1, 2002 and is incorporated herein by reference.

(h)(1)

Agreement and Articles of Merger dated November 25, 1985 was filed as Exhibit (h)(1) to Post-Effective Amendment No. 58 of Registrant’s Registration Statement on Form N-1A filed on December 3, 1999 and is incorporated herein by reference.

(h)(2)

State Street Bank and Trust Company Universal Individual Retirement Account Information Kit was filed as Exhibit 14.1 to Post-Effective Amendment No. 57 of Registrant’s Registration Statement on Form N-1A filed on November 30, 1998 and is incorporated herein by reference.

(i)(1)

Opinion of Counsel was filed as Exhibit (i)(1) to Post-Effective Amendment No. 59 of Registrant’s Registration Statement on Form N-1A filed on February 15, 2000 and is incorporated herein by reference.

(j)	Consent of Independent Registered Public Accounting Firm (filed as pages C-8).

(p)

Code of Ethics of First Pacific Advisors, LLC was filed as exhibit (p) to Post-Effective Amendment No. 73 of Registrant’s Registration Statement on Form N-1A filed on January 30, 2013 and is incorporated herein by reference.

(p)(1)	Code of Ethics of UMB Distribution Services, LLC

ITEM 29.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

None.

ITEM 30.  INDEMNIFICATION.

Article VI, Section 2, of Registrant’s By-Laws, filed as Exhibits (b) hereto, provides for the indemnification of Registrant’s directors and officers to the full extent permissible under the general laws of the State of Maryland, the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940; provided, however, that such indemnity shall not protect any such person against any liability to Registrant or any of its shareholders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. It is expected that Registrant will obtain from a major insurance carrier a directors’ and officers’ liability policy covering certain types of errors and omissions.

Insofar as indemnification of liability under the Securities Act may be permitted for directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.

During the last two fiscal years, First Pacific Advisors, LLC, the investment adviser to Registrant (“Adviser”), has not engaged in any other business of a substantial nature except as investment adviser to Source Capital, Inc. (“Source”), a registered closed-end investment company; as investment adviser to FPA Capital Fund, Inc. (“Capital”), FPA Funds Trust’s FPA Crescent Fund (“Crescent”), FPA Funds Trust’s FPA International Value Fund (“International”), FPA New Income, Inc. (“New Income”) and FPA Perennial Fund, Inc. (“Perennial”), each a registered open-end investment company; as sub-adviser to Masters Select Smaller Companies Fund, a registered open-end investment company; and as investment adviser to institutional accounts. During the last two fiscal years, no director or officer of the Adviser has engaged for his own account or in the capacity of director, officer, employee, partner or trustee, in any other business, profession, vocation or employment of a substantial nature except as described under the caption “Fund Directors and Officers” in Part B hereof as set forth below.

NAME AND POSITION
WITH ADVISER	OTHER AFFILIATIONS (1)
J. Richard Atwood,	(2)
Chief Operating Officer
Managing Partner

Robert L. Rodriguez,	Director and Officer of Capital and New Income.
Chief Executive Officer
Managing Partner

Steven T. Romick,	Trustee and Officer of Crescent and International.
Managing Partner

Thomas H. Atteberry,	Officer of New Income.
Partner

Dennis M. Bryan,	Officer of Capital.
Partner

Rikard B. Ekstrand,	Officer of Capital
Partner

Eric S. Ende,	(2)
Partner

Steven R. Geist,	(2)
Partner

J. Mark Hancock,	—
Senior Vice President

Christopher H. Thomas,	(2)
Vice President &
Chief Compliance Officer

E. Lake Setzler,	(2)
Vice President
& Controller

Ann M. Shigemura - Hildebrand,	—
Vice President

Julian W.H. Mann,	—
Vice President

Gregory A. Herr,	—
Vice President

Gregory R. Nathan,	—
Vice President

Nico Y. Mizrahi,	—
Vice President

Brian A. Selmo,	—
Vice President

Mark Landecker,	—
Vice President

Abhijeet V. Patwardhan,	—
Vice President

Arik A. Ahitov,	—
Vice President

Ravi R. Mehra,	—
Vice President

Pierre O. Py,	(2)
Vice President
& Portfolio
Manager

Christopher Lozano,	—
Vice President

Stephen W. O’Neil,	—
Vice President & Head Trader

Adam Pivko,	—
Vice President & Trader

Sherry Sasaki,	(2)
Assistant Vice President
& Secretary

Cheryl L. Schmitz,	—
Assistant Vice President & Client Service Officer

Marie McAvenia,	—
Assistant Vice President

Michael P. Gomez,	—
Assistant Vice President
& Assistant Controller

Ryan A. Leggio,	—
Assistant Vice President

(1)                                 The address of each company named is 11400 West Olympic Boulevard, Suite 1200, Los Angeles, California 90064.

(2)                                 A description of such person’s other affiliations is given under the caption “Fund Directors and Officers” in Part B hereof.

ITEM 32.  PRINCIPAL UNDERWRITERS.

(a)                                 UMB Distribution Services, LLC, the principal underwriter for Registrant, acts as a principal underwriter for Aspiriant Global Equity Trust, Cheswold Lane Funds, Commonwealth International Series Trust, FPA Funds Trust, FPA Capital Fund, Inc., FPA New Income, Inc., FPA Perennial Fund, Inc., Giant 5 Funds, Green Century Funds, The Marsico Investment Fund, Scout Funds, Vericimetry Funds, The Westport Funds, and Ziegler Lotsoff Capital Management Investment Trust.

(b)                                 The following information is furnished with respect to each director and officer of UMB Distribution Services, LLC.

NAME AND PRINCIPAL	POSITIONS & OFFICES WITH	POSITIONS AND OFFICES
BUSINESS ADDRESS	PRINCIPAL UNDERWRITER	WITH REGISTRANT
Robert J. Tuszynski (1)	President	-0-
Christine L. Mortensen (1)	Treasurer	-0-
Constance D. Shannon (1)	Secretary	-0-
Karen L. Fay Luedtke (1)	Chief Compliance Officer	-0-

(1)	803 West Michigan Street, Milwaukee, Wisconsin, 53233

Inapplicable.

ITEM 33.  LOCATION OF BOOKS AND RECORDS.

The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained in the physical possession of Mr. J. Richard Atwood, Treasurer of Registrant*, except as otherwise stated below:

SUBPARAGRAPH OF	PHYSICAL POSSESSION
RULE 31A-1	OF REQUIRED RECORDS
(b)(2)(iv)	UMB Fund Services, Inc.,
Shareholder Service Agent for Registrant**

(b)(4)	Sherry Sasaki,
Secretary of Registrant*

(f)	First Pacific Advisors, LLC,
Investment Adviser to Registrant*

*                                         11400 West Olympic Boulevard, Suite 1200, Los Angeles, California 90064

**                                  P.O. Box 2175, Milwaukee, Wisconsin 53201-2175

ITEM 34.  MANAGEMENT SERVICES.

There is no management-related service contract under which services are provided to Registrant which is not discussed in Parts A or B hereof.

ITEMS 35.  UNDERTAKINGS.

Inapplicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment to Registration Statement and has duly caused this Post-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 8th day of February, 2013.

FPA PARAMOUNT FUND, INC.

By:	/s/ ERIC S. ENDE
Eric S. Ende
President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ ERIC S. ENDE	President	February 8, 2013
Eric S. Ende	(Principal Executive Officer)

/s/ J. RICHARD ATWOOD	Treasurer	February 8, 2013
J. Richard Atwood	(Principal Financial
Officer and Principal
Accounting Officer)

/s/ ERIC S. ENDE	Director	February 8, 2013
Eric S. Ende

/s/ WILLARD H. ALTMAN, JR.	Director	February 8, 2013
Willard H. Altman, Jr.

/s/ THOMAS P. MERRICK	Director	February 8, 2013
Thomas P. Merrick

/s/ A. ROBERT PISANO	Director	February 8, 2013
A. Robert Pisano

/s/ PATRICK B. PURCELL	Director	February 8, 2013
Patrick B. Purcell

/s/ ALLAN M. RUDNICK	Director	February 8, 2013
Allan M. Rudnick

EXHIBIT INDEX

EXHIBIT

(e)(1)	Distribution agreement between registrant and UMB Distribution Services, LLC

(p)(1)	Code of Ethics of UMB Distribution Services, LLC

All other applicable exhibits are incorporated herein by reference.